[GRAPHIC OMITTED] AHOLD                                         October 27, 2006

                                                                   Press Release

AHOLD RECEIVES COMPETITION AUTHORITY APPROVAL FOR ACQUISITION OF KONMAR STORES FROM LAURUS

Amsterdam, the Netherlands, October 27, 2006 - Ahold today announced that it has received approval from the Netherlands competition authority, NMa, for the acquisition of 29 Konmar stores from Laurus.

The NMa approval is subject to conditions. Ahold has amongst others committed to sell a number of stores (at least seven and no more than nine) to a competing supermarket enterprise. The stores that will be sold are located in Almere, Beilen, Den Haag, Delft, Maassluis, Tiel and Zoetermeer and are currently operating under either the Albert Heijn or C1000 banner.

Ahold expects to complete the transaction with Laurus within a short period of time, after which the conversion of the Konmar stores into Albert Heijn and C1000 supermarkets will begin.

Ahold Press Office: +31 (0)20 509 5343

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the expected completion of the transaction to acquire stores and the timing thereof, and plans to convert the acquired stores. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, unexpected delays in the completion of the acquisition, inability to satisfy any closing conditions to such acquisition, any actions or inactions of government regulators and other third parties, Ahold's ability to find buyers for the store sales on terms that are acceptable to Ahold, Ahold's ability to complete the store sales timely, and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S. FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

2006028                                                            www.ahold.com